March 15, 2012

VIA EDGAR AND FACSIMILE (703-813-6984)

Ms. Jennifer Monick

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Forest City Enterprises, Inc.
Form 10-K for fiscal year ended January 31, 2011
Filed on March 30, 2011

Dear Ms. Monick:

Forest City Enterprises, Inc. (the “Company”) has received your letter dated March 12, 2012 regarding your comment to the above-referenced filing and our March 7, 2012 correspondence. We appreciate the Division’s review and are herein providing our response to your comment. To facilitate your review, we have included the caption and comment from your letter immediately followed by our response.

Form 10-K as of and for the fiscal year ended January 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Critical Accounting Policies, page 41

Allowance for Projects Under Development, page 43

1.

We note your response to prior comment one. Please provide additional information regarding your process of estimating your loss and how these amounts flow to the income statements, including any interaction with amounts written off in compliance with ASC 970. Within your response, tell us how you refine your estimate as more information becomes available and what specifically comprises the expense amount that is charged to your income statement. Your response should make reference to amounts within your rollforward at Schedule II. Finally, please tell us how you determined that your calculation of an allowance does not result in a timing difference such that your accounting does not comply with paragraph 1 of ASC 970-360-40.

We estimate a loss contingency related to our projects under development that have not been abandoned at each balance sheet date. The key components of the calculation are recent trends in project write-offs and the amount of capitalized costs that are in pre-development or the early stages of active development.

We include the recent trends of project write-offs by developing a four year average of losses and expected losses. The calculation of the four year average write-offs factor in the prior three years of actual abandonments expensed according to ASC 970-360-40 plus the current year estimated abandonments included in the current year’s annual budget. The budgeted amount does not identify any specific projects that we expect to abandon; instead, it is an estimate of the exposure to abandonment loss of the entire development portfolio for the year. The current year budget is reviewed each quarter and is modified if actual experience (e.g. specifically identified abandoned projects) is trending higher or lower than the budgeted amount. The four year average write-offs are compared to our four years of average capitalized costs related to our pre-development and early stage active development projects to arrive at our historical loss factor percentage. By utilizing historical amounts for three years, plus the estimated exposure for the current year, we have captured a relevant time period of project write-off trends to establish a reliable historical loss factor percentage. For the years ended January 31, 2012, 2011 and 2010, our historical loss percentages have ranged from 2.72% to 3.32%.

We multiply the four year historical loss factor percentage by the amount of costs capitalized related to our projects that are in pre-development or the early stages of active development. This does not include costs of projects that are under construction at the balance sheet date as these projects have applicable construction financing in place and completion guarantees that assure and compel us to complete these projects. We have always completed a project after construction starts.

As the historical loss percentage increases and we incur more pre-development and other early stage active development projects and related capitalized costs, the estimated loss reserve will increase consistent with the increase in the risk that some of these projects will be abandoned. If we reduce projects in the pre-development or early stages of active development, the estimated loss reserve decreases, which is consistent with the declining risk of not commencing construction. As our development cycle can be relatively long (from 18 months to greater than 10 years), this four year historical loss factor appropriately considers a single, unusual year balanced with a reasonable trend period and current expectations. Any large fluctuation in the loss factor is indicative of a significant change in our business and macroeconomic events. For example, as the recession began to take hold in 2009, our historical loss trends began increasing and the reserve grew by $6,000,000 during the year ended January 31, 2010.

For the years ended January 31, 2012, 2011 and 2010, amounts written off in accordance with ASC 970-360-40 were $8,838,000, $9,195,000 and $21,415,000, respectively, and amounts recorded as changes to the loss contingency reserve were $1,000,000, ($1,000,000) and $6,000,000, respectively, resulting in a total expense of $9,838,000, $8,195,000 and $27,415,000, respectively, which was classified as an Operating Expense on our Consolidated Statement of Operations.

The projects that are abandoned are written off in accordance with ASC 970-360-40 and are directly expensed in the period abandoned.

Based on our historical trend of abandoning projects, we believe it is inappropriate to record pre-development costs at full carrying value without the establishment of a reserve. We believe ASC 450 supports the establishment of a reserve since (1) abandonment of additional projects is probable (based on past history) and (2) the amount of loss can be reasonably estimated (based on past history and continuous re-evaluation by the Company on a quarterly basis to determine if facts and circumstances have changed). We record any changes in estimate of this loss reserve in the income statement in the period of the change as required by ASC 450.

We believe the timing of the income statement impacts related to the write-off of our abandoned projects is in accordance with ASC 970-360-40 and the loss contingency reserve associated with our active pre-development projects is appropriate under ASC 450-10-20. In Schedule II we have historically presented the write off as a reduction to the reserve and then an increase to the reserve based on our loss contingency calculation. Given your questions regarding our policies we would propose changing Schedule II to reflect only that portion that impacts the loss contingency reserve.

As requested in your letter, in connection with our response to your comment, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comment. If you have any questions with respect to this letter, please feel free to contact the undersigned at 216-621-6060.

/s/ Robert G. O’Brien
Robert G. O’Brien
Executive Vice President and Chief Financial Officer

cc: Mark Rakip

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